Exhibit 99(8)(q)(iii)

November 3, 2015

MEMBERS Life Insurance Company

Ladies and Gentlemen:

This letter sets forth the agreement (“Agreement”) between MEMBERS Life Insurance Company (“you” or the “Company”) and the undersigned (“we” or “Price Associates”) concerning certain administration services to be provided by you, with respect to the T. Rowe Price Equity Series, Inc. and T. Rowe Price Fixed Income Series, Inc. and T. Rowe Price International Series, Inc. (the “Fund” and collectively, the “Funds”).

1.     The Fund. The Fund is a Maryland Corporation registered with the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940 (the “Act”) as an open-end diversified management investment company. The Fund serves as a funding vehicle for variable annuity contracts and variable life insurance contracts and, as such, sells its shares to insurance companies and their separate accounts. With respect to various provisions of the Act, the SEC requires that owners of variable annuity contracts and variable life insurance contracts be provided with materials and rights afforded to shareholders of a publicly-available SEC-registered mutual fund.

2.     The Company. The Company is an Iowa insurance company. The Company issues variable annuity and/or variable life insurance contracts (the “Contracts”) supported by MEMBERS Horizon Variable Separate Account (the “Separate Account”) which is registered with the SEC as a unit investment trust. The Company has entered into a participation agreement (the “Participation Agreement”) with the Fund pursuant to which the Company purchases shares of the Fund for the Separate Account supporting the Company’s Contracts.

3.     Price Associates. Price Associates serves as the Fund’s investment adviser. Price Associates supervises and assists in the overall management of the Fund’s affairs under an Investment Management Agreement with the Fund, subject to the overall authority of the Fund’s Board of Directors in accordance with Maryland law. Under the Investment Management Agreement, Price Associates is compensated by the Fund for providing investment advisory and certain administrative services (either directly or through its affiliates).

4.     Administrative Services. You have agreed to assist us and/or our affiliates, as we may request from time to time, with the provision of administrative services to the Fund, as they may relate to the investment in the Fund by the Separate Account. It is anticipated that such services may include (but shall not be limited to): the mailing of Fund reports, notices, proxies and proxy statements and other informational materials to holders of the Contracts supported by the Separate Account; the transmission of purchase and redemption requests to the Fund’s transfer agent; the maintenance of separate records for each holder of the Contracts reflecting shares purchased and redeemed and share balances; the preparation of various reports for submission to the Fund Directors; the provision of advice or guidance concerning the operation of the series of the Fund as funding vehicles for the Contracts; the provision of shareholder support services with respect to the Portfolios serving as funding vehicles for the Company’s Contracts; telephonic support for holders of Contracts with respect to inquiries about the Fund; and the provision of other administrative services as shall be mutually agreed upon from time to time. The Company agrees to work with Price Associates to deter or block excessive trading or market timing activity. At the request of Price Associates, the Company shall provide written certification that it or its agent continues to perform the services listed in this Section 4.

5.     Payment for Administrative Services. In consideration of the services to be provided by you, we shall pay you on a monthly basis (“Payments”), from our assets, including our bona fide profits as investment adviser to the Fund, an amount equal to 15 basis points (0.15%) per annum of the average aggregate net asset value of shares of the Funds held by the Separate Account under the Participation Agreement. Further, this amount shall be increased to 25 basis points (0.25%) per annum of the average aggregate net asset value of shares of the Fund held by the Separate Accounts under the Participation Agreement, provided, however, that such increased Payments shall only be payable with respect to the Fund for each calendar month during which the aggregate dollar value of shares exceeds $250,000,000 at all times during that month. For purposes of computing the payment to the Company contemplated under this Paragraph 5, the average aggregate net asset value of shares of the Funds held by the Separate Account over a monthly period shall be computed by totaling the Separate Account’s aggregate investment (share net asset value multiplied by total number of shares held by the Separate Account) on each business day during the calendar month, and dividing by the total number of business days during such month. The payment contemplated by this Paragraph 5 shall be calculated by Price Associates at the end of each calendar month and will be paid to the Company within 30 calendar days thereafter.

6.     Nature of Payments. The parties to this Agreement recognize and agree that Price Associates’ Payments to the Company under this Agreement represent compensation for administrative services only and do not constitute payment in any manner for investment advisory services or for costs of distribution of the Contracts or of Fund shares; and further, that these payments are not otherwise related to investment advisory or distribution services or expenses, or administrative services which Price Associates is required to provide to owners of the Contracts pursuant to the terms thereof. You represent that you may legally receive the payments contemplated by this Agreement.

7.     Term. This Agreement shall remain in full force and effect for an initial term of one year, and shall automatically renew for successive one-year periods unless either party notifies the other upon 60-days written notice of its intent not to continue this agreement. This Agreement and all obligations hereunder shall terminate automatically upon the redemption of the Company’s and the Separate Account’s investment in the Fund, or upon termination of the Participation Agreement.

8.     Amendment. This Agreement may be amended only upon mutual agreement of the parties hereto in writing.

9.    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

If this Agreement is consistent with your understanding of the matters we discussed concerning your administration services, kindly sign below and return a signed copy to us.

PAYMENT INSTRUCTIONS

Please provide the following information (complete both sections below relating to Payment by ACH and Payment by Check):

Check to indicate your preference for type of payment: By ACH ____X____   By Check______

Payment by ACH:	Bank Name:	Wells Fargo Bank, N. A.
	Bank Address:	Sixth Street & Marquette Avenue, Minneapolis, MN
		55479
	Bank ABA#:	121000248
	Accounts#:	4807728324
	Account Name:	US007 WFB_8324 MEMBERS Product

Please Note: Payments less than $25 will be issued by check.

Payment by Check:	___________________________________________
	___________________________________________
	___________________________________________
	Attn: _______________________________________

Please provide the name, phone number and e-mail address of a person we may contact relating to such Payments:

Name:	Jane McKenna
Phone #:	608-665-6684	E-mail: DS-FundAccounting@cunamutual.com

[Complete the W-9 Form Attached]
The Tax ID Number provided will be used by T. Rowe Price for reporting payments